 Freedom Environmental Services, Inc.
11372 United Way
Orlando, FL 32819
 (407) 905-5000

February 9, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re: Form 10-K December 31, 2009 filed May 7, 2010
From 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
Form 8-K filed July 21, 2010
File #0-53388

Dear Ms. Do:

From 10-K for the year ended December 31, 2009

Item 1A: Risk Factors, Page 7

1. We note the going concern paragraph in the audit report. Please tell us what consideration you gave to including the fact you are a going concern as a risk factor.

The report on for the year ended on December 31, 2009, filed on Form 10-K did not contain a risk factor specifically referencing a going concern. However, we propose to modify the risk factors to include the following:

The Report Of Our Independent Registered Public Accounting Firm Contains Explanatory Language That Substantial Doubt Exists About Our Ability To Continue As A Going Concern

The independent auditor’s report on our financial statements, specifically Note 2, contains explanatory language that substantial doubt exists about our ability to continue as a going concern. The report states that we have net losses for the years ended December 31, 2009 and 2008 respectively of $4,948,484 and $7,870,565, respectively and accumulated net loss of $17,938,705.  Further, the Company has inadequate working capital to maintain or develop its operations, and is dependent upon funds from private investors and the support of certain stockholders.  While we continue to increase sales, other sources of revenue will be necessary for the current year.  Management may attempt to raise additional funds by way of a public or private offering.  While management believes in the viability of its strategy to improve sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The Company shareholders have continued to advance funds to the Company but there can be no assurance that future advances will be made available. These factors raise substantial doubt about the Company’s ability to continue as a going concern.  If we are unable to obtain sufficient financing in the near term or achieve profitability, then we would, in all likelihood, experience severe liquidity problems and may have to curtail our operations. If we curtail our operations, we may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of our common shares.

Management’s Discussion and Analysis, page 16

Results of Operations page 20.

2.  You state “Cost of goods sold for the years ended December 31, 2009 and 2008 decreased to $52,601 from $152,602, respectively.  Our cost of goods is directly related to the increase in our sales.  In addition, the Company costs of operations decrease due to reduced and excess waste.”  Please explain why costs of goods sold decreased 66% but revenues remained, in fact, generally flat over 2009.  Please explain what you mean by the “cost of operations” and how this item has appropriately been included within the cost of goods sold.

Our proposed modification to No 2 above is as follows:

“Cost of good sold for years ended December 31, 2009 and 2008 decreased to $52,601 from $152, 602, respectively.  Our cost of goods is related to our sales and we have reclassified costs that are not directly related to our sales to general and administrative expenses.  This reclassification caused a 66% reduction in the comparative from 2008 to 2009.

3.  You also state you “elect to expense all such non-cash, non-recurring expense in the quarter and year incurred” as it relates to your general and administrative-type expenses.  Please confirm to us, if true, that you have followed the appropriate US GAAP requirements that mandate such expense treatment as applicable, instead of it being a policy decision, and revise future filing as such.

Our proposed modification to No. 3 above is:

The Company expenses stock issued for compensation when incurred in accordance with US GAAP.

Suggested language:

“The Company expenses non-cash, non-recurring expenses in the quarter and year it was incurred in accordance with US GAAP”.

4. Please revise future filings to discuss the change in interest for the periods presented.

Our proposed modification to No. 4 above is:

Interest Expense for the years ended December 31, 2009 and 2008 decreased to $137,940 and $423,352, respectively.  Our interest expense is related to the cost of debt for the years reflected.  In the year ended December 31, 2008, we calculated a beneficial conversion feature of $388,250 which was expensed to interest expense.  A Beneficial Conversion Feature is a non-recurring expense and interest expense for the year ended December 31, 2008 without the expensing of the Conversion Feature was $35,102.  In 2009 there were no beneficial conversion features.

Liquidity and Capital Resources, page 20

5.  In future filings, state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the annual report.  To the extent you do not have sufficient resources to fund planned operations for the twelve months period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency.  Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03 of the Codification of Financial Reporting Policies.  Please also discuss how the acquisition of Brownies Waste Water will impact your expected liquidity needs over the next twelve month period.  Please provide this information in your response letter.

Our proposed modification to No. 5 above is:

In accordance with Codification of Financial Reporting Policies the Registrant is expected to address material capital expenditures, significant balloon payments, and other demands or commitments, including off-balance sheet items to be incurred beyond the next 12 moths, as well as the proposed sources of funding required to satisfy these obligations.

Suggested language for discuss of specific cash needs over the next twelve months would be for the year ended December 31, 2009 would be as follows:

“As of the date of this report, we do not presently generate any revenue to fund our operations and the planned development of our business. In order to sustain our current operations and develop our business plan, we will require funds for working capital. We are attempting to raise additional working capital through the sale of equity, debt or a combination of equity and debt. We do not presently have any firm commitments for additional working capital and there are no assurances that such capital will be available to us when needed or upon terms and conditions which are acceptable to us. If we are able to secure additional working capital through the sale of equity securities, the ownership interests of our current stockholders will be diluted. If we raise additional working capital through the issuance of debt our future interest expense will increase.”

Suggest language for the discussion of the acquisition of Brownies Waste Water Solutions, Inc.

“The Company acquired the assets of Brownies Waste Water Solutions, Inc.  This acquisition will provide the Company adequate cash flow to sustain the operations for twelve months.  This acquisition will allow the Company to begin paying down the outstanding debt, expand operations, and possibly look for new acquisitions.  The Company has two material notes; one to our CEO for approximately $320,000 and another to a traditional banking relationship for approximately $325,000.  The Company is presently making timely monthly payments and is current with all payment requirements.”

Note 7 – Note Payable, page F-16

6.  You listed two convertible promissory notes entered into on December 11, 2008 and December 22, 2008 with a shareholder and/or related party.  Please tell us the amount of and the calculation for the beneficial conversion feature for each promissory note, as we note the aggregate value is $388,250.  For each note, please clarify whether there was any discount resulting from the allocation of the proceeds to the beneficial conversion feature that would have been recognized as interest expense.  Refer to ASC Topic 470-20 for guidance.  Finally, you state on page 30 that at December 31, 2009 you have converted all convertible notes to common stock.  However, these two notes are still outstanding as of December 31, 2009 and March 31, 2010, as shown in the respective footnotes tables (page F-16 of the Form 10-K and page 15, of the March 31, 2010 Form 10-Q).  In the June 30, 2010 Form 10-Q, you disclose on page 11 that the December 11, 2008 note is “delinquent” and do not update the status of the December 22, 2008 note, but both outstanding balances are show as nil.  In the September 30, 2010 Form 10-Q on page 10, you disclose that both notes are paid in full. Please explain to us the timeline of events regarding these notes and reconcile to your annual and periodic disclosures as necessary.  We may have further comment.

Our response to No. 6 above is:

In the year ended December 31, 2008, the Company had two convertible notes;

A.  One from a shareholder for the original balance of $293,250 and ending balance at December 31, 2008 of $299,658;  with the ending balance at December 31, 2009 of $271,875.

B.   One from a shareholder for the original balance of $293,250 and ending balance at December 31, 2008 of $299,658, with the ending balance at December 31, 2009 of $271,875.

In reference to the beneficial conversion feature for the two notes (Reference A and B above) the Company did not discount the conversion and treated the entire amount as interest expense.  The total values of the notes were $388,250.  The beneficial conversion feature was established at the maximum, which was equal to the two notes face value (which was $388,250).  The Company expensed this as interest expense in the year ended December 31, 2008.

The Company had the following notes payable outstanding for the years ended December 31, 2009 and 2008, respectively:
	2009	2008
The Company entered into a convertible promissory note with a shareholder of the Company and a related party on December 11, 2008 in the amount of $600,000. The promissory note had convertible beneficial feature which allowed the holder on the inception of the convertible promissory note into the company’s common stock equal to 50% of the market price of the corporation’s common stock on the date of conversion. The notes have an annual interest rate of 15%. (reference A)	$271,875	$299,658

The Company entered into a convertible promissory note with a related party company (Resort Marketing) owned by the Company’s chief executive officer on December 22 2008 in the amount of $95,000. The promissory note had convertible beneficial feature which allowed the holder on the inception of the convertible promissory note into the company’s common stock equal to 50% of the market price of the corporation’s common stock on the date of conversion. The notes have an annual interest rate of 15%. (Reference B)	95,000	95,000

The Company had the following notes payable outstanding as of March 31, 2010 and December 31, 2009:
	2010	2009
The Company entered into a convertible promissory note with a shareholder of the Company and a related party on December 11, 2008 in the amount of $600,000. The promissory note had convertible beneficial feature which allowed the holder on the inception of the convertible promissory note into the company’s common stock equal to 50% of the market price of the corporation’s common stock on the date of conversion. The notes had an annual interest rate of 15% and are delinquent which now has an annual interest rate of 25%.	$220,625	$271,875

The Company entered into a convertible promissory note with a related party company (Resort Marketing) owned by the Company’s chief executive officer on December 22 2008 in the amount of $95,000. The promissory note had convertible beneficial feature which allowed the holder on the inception of the convertible promissory note into the company’s common stock equal to 50% of the market price of the corporation’s common stock on the date of conversion. The notes have an annual interest rate of 15%. As of	95,000	95,000

The Company had the following notes payable outstanding as of June 30, 2010 and December 31, 2009:
The Company entered into a convertible promissory note with a shareholder of the Company and a related party on December 11, 2008 in the amount of $600,000. The promissory note had convertible beneficial feature which allowed the holder on the inception of the convertible promissory note into the company’s common stock equal to 50% of the market price of the corporation’s common stock on the date of conversion. The notes had an annual interest rate of 15% and are delinquent which now has an annual interest rate of 25%.	$-	$271,875

The Company entered into a convertible promissory note with a related party company (Resort Marketing) owned by the Company’s chief executive officer on December 22 2008 in the amount of $95,000. The promissory note had convertible beneficial feature which allowed the holder on the inception of the convertible promissory note into the company’s common stock equal to 50% of the market price of the corporation’s common stock on the date of conversion. The notes have an annual interest rate of 15%. As of	-	95,000

The balance of the convertible notes were forgiven and waived payment in accordance with the Asset Purchase Agreement with B & P Environmental LLC and Brownies Waste Water Solutions, Inc.  Therefore, effective June 30, 2010, the convertible note holders waived payment as the terms of the consummation of the acquisition on July 17, 2010.  The Company would have suggested language that the notes were delinquent as of March 31, 2010 but were waived as to payment in accordance with the terms of closing of the Brownies acquisition.

On page 30 of the December 31, 2009 Form 10-K, that “all convertible notes were converted at the end of the year, is an inaccurate statement.

The suggested language should have been:

“The Company has two convertible notes out standing at year ended December 31, 2009, (see Note 7 – Note Payable”)

Item 9A. Controls and Procedures, page 23

7.  We note your disclosure regarding disclosure controls and procedures.  The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Specifically, you do not state whether your disclosure controls and procedures were also not effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decision regarding required disclosure.  Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of December 31, 2009.

Our response to No. 7 above is:
“Based on this assessment, our principal executive officer has concluded that our internal control over financial reporting as of December 31, 2009 was not effective at the reasonable assurance level due to the possible material weakness described below, and other factors related to the Company’s financial reporting processes.

The Company and its independent registered public accounting firm identified certain significant internal control deficiencies that we considered to be, in the aggregate, a material weakness.  The primary concern was the Company staff made numerous errors in entering data into its accounting system.  Due to the size of our Company, the costs associated to remediate these issues, we still consider these concerns to be relevant.”

The Company had control effectiveness during the year.  However, during the last six months of year ended December 31, 2009, the Company hired qualified accountants to assist the Company in implementing controls and accounting policies.  As to ensuring that information required to be disclosed was communicated to management as appropriate to allow timely decision regarding required disclosure, the Company’s disclosure controls and procedures were effective in this regard as of December 31, 2009.

Form 10-Q for the period ended March 31, 2010.

Item 4. Controls and Procedures, page 25.

8.  You have now concluded that your disclosure controls and procedures were effective as of March 31, 2010, and concluded they were effective at the reasonable assurance level as of both June 30, 2010 and September 30, 2010.  Please tell us how you were able to conclude as such given the material weakness indentified as of December 31, 2009, and your disclosure in each Form 10-Q that there were no significant  change to internal controls over financial reporting during that period.

During the last six months of year ended December 31, 2009, the Company hired qualified accountants to assist the Company in implementing controls and accounting policies.  As a result if this action, the Company had control effectiveness as of March 31, 2010 and June 30, 2010 as the Company implemented control procedures and policies to assure effective disclosure controls and financial reporting controls.  The Company implemented internal controls for detailed accounting functions, quality control of services produced and financial reporting and effective disclosure lists to assist management in financial statement presentation and disclosure requirements.

9.  Please address the comment above as it pertains to your conclusion regarding your internal control over financial reporting, which was not effective as of December 31, 2009, but which was reported as effective as of March 31, 2010, June 30, 2010, and September 30, 2010.

During the last six months of year ended December 31, 2009, the Company hired qualified accountants to assist the Company in implementing controls and accounting policies.  As a result if this action, the Company had control effectiveness as of March 31, 2010 and June 30, 2010, and September 30, 2010 as the Company implemented control procedures and policies to assure effective disclosure controls and financial reporting controls.  The Company implemented internal controls for detailed accounting functions, quality control of services produced and financial reporting and effective disclosure lists to assist management in financial statement presentation and disclosure requirements.

Form 8-K filed July 21, 2010

10.  It appears that an amended Form 8-K should have been filed on our about October 5, 2010 that included the financial statements of Brownies Waste Water Solutions, Inc. and B & P Environmental Services LLC, as well as the required Proforma information.  Please file this amended Form 8-K immediately or tell us when you will file it.

The Company is aware of the two year pre-acquisition filing of the financial statements of B & P Environmental Services LLC and Proforma requirements.  Due to the discovered misappropriation of funds in the B & P Environmental LLC and Brownies Waste Water Solutions, Inc. accounting records and the failure by the Seller to disclose $250,000 of undisclosed debt, The Company discovered the misappropriation of funds in July 2010.  The Company has hired outside independent counsel to assess these matters and have implemented a fraud investigation to determine the nature and amount of the material misrepresentation by the Seller.  This fraud investigation has cost the Company significant amount of costs and time to complete timely the required audited financial statements.

Form 10-Q for the period ended June 30, 2010

11.  You state on page 13 that during the six months ended June 30, 2010, the CEO forgave $671,384 of debt, which amount was recorded to additional paid in capital.  Please provide in future filings the breakdown of these amounts by the date when the transactions were initially entered.  Also, please tell us whether this debt is the same as the notes and advances as “paid in full” on page 10 of your September 30, 2010 10-Q.

As noted in the response to Question 6, the two shareholders holding convertible debt initiated in December of 2008 forgave/waived their note payable balances in accordance with the closing documents of the Asset Purchase Agreement.  This was a condition of closing on July 17, 2010 Asset Purchase Agreement.

Form 10-Q for the period ended September 30, 2010

Note 12- Business Combination, page 19.

12. Please provide us with your analysis to determine the accounting acquirer, including:

•	a description of the parties to the acquisition, including relationship or related party transactions between the parties.

The Company had no prior relationship with any parties to the acquisition.  The parties to the acquisition are outlined in the Asset Purchase Agreement and there is no related party relationship.

•
your consideration of each party’s relative voting rights in the combined entity after the business combination.  In determining which group of owners retains or received the largest portion of the voting rights; tell us how you considered the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The Company issued 48,000,000 common shares in the acquisition of Brownies Waste Water Solutions, Inc and B & P Environmental.  There were no arrangements for voting rights or special voting arrangements.

•	the composition of the Board of Directors. Explain the legal rights of the parties to appoint or remove board members.

The Company had no special legal rights related to the Board of Directors; specifically the Asset Purchase Agreement did not have any provisions for appointment of the Board of Directors or any other special provision.  Mr. Borish continued to be the sole director of the Company.

13.  Please tell us the date the 48 million shares were issued. We note your Form 8-K for July 17, 2010, reports the completion of the acquisition is subject to a number of closing conditions.  Tell us the date the acquisition occurred and how this impacts your account for the business combination.

Effective November 8, 2010, the transaction was completed between the Company and B & P Environmental in which the outstanding balance with Securities Fortress Security LLC, a company controlled by Harvey Blonder, was paid in full of the outstanding balance and note agreement.  In accordance with the Asset Purchase Agreement, Mr. Blonder was to be paid in full within in 90 days of closing the transaction on July 17, 2010.  This provision also allowed a 60 day extension.  The Company refinanced the transaction and paid the outstanding balance in full.

Management Discussion and Analysis, page 21

14. We have the following comments related to the acquisition of Brownies Waste Water Solutions, Inc. :

•
On page 9 you have recorded $1,600,000 million in equipment as an apparent result of the acquisition.  Please tell us and revise future filings in the MD & A or the footnote to discuss the nature of the acquired equipment, and what the $58,700 purchase of equipment constitutes as shown in the statement of cash flows.

The Company acquired equipment for the exchange in common stock.  This transaction was not a cash transaction but was an exchange of common stock for equipment.  This transaction would be a non-cash investment activity which would be recorded at the bottom of the statement of cash flows as a supplemental disclosure.

•
On pages 11-12 you disclose a $15,000 misappropriation by a Brownies shareholder and two undisclosed liabilities identified post-acquisition.  Please address the financial statement requirements of ASC Topic 450-20-25 and/or the disclosure obligation requirements of ASC 450-20-50 as it pertains to these matters.

Due to the discovered misappropriation of funds in the B & P Environmental LLC and Brownies Waste Water Solutions, Inc. accounting records and the failure by the Seller to disclose  $250,000 of undisclosed debt the Company is still investigating the actual balance of the undisclosed debt by the Seller.  The Company has hired outside independent counsel to assess these matters and have implemented a fraud investigation to determine the nature and amount of the material misrepresentation by the Seller.  This fraud investigation has cost the Company significant amount of costs and time to complete timely the required audited financial statements.  The Company is still assessing the costs, unrecorded debt, undisclosed liabilities, and material misrepresentation of the seller in this transaction.

Since we are still unknown of the full extent of the undisclosed liabilities and the nature and amount of those liabilities the Company intends to incorporate them in our contingency footnote for the year end audit in accordance with ASC Topic 450-20-25 and/or the disclosure obligation requirements of ASC 450-20-50 as it pertains to these matters.  At the time we filed our September 30, 2010 10Q we did not have a full assessment and knew the extent of the Sellers undisclosed debt.

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Borish

Michael Borish
Chief Executive Officer